UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   FORM 20-F
                                 AMENDMENT NO. 2

    X   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
        OF THE SECURITIES EXCHANGE ACT OF 1934

OR
   [ ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
          THE SECURITIES EXCHANGE ACT OF 1934

OR
   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
          THE SECURITIES EXCHANGE ACT OF 1934
          For the transition period from __________ to ________

                         Commission file number: 0-50112

                         TRI-LATERAL VENTURE CORPORATION
             (Exact name of Registrant as specified in its charter)

                                Ontario, Canada
                 (Jurisdiction of incorporation or organization)

         750 West Pender St., #604, Vancouver, British Columbia  V6C 2T7
                    (Address of principal executive offices)

       Securities to be registered pursuant to Section 12(b) of the Act:
                                      None

       Securities to be registered pursuant to Section 12(g) of the Act:
                        Common Shares, without par value
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:                                    None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual
report.                           3,372,054

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past ninety days.         Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has
elected to follow:       Item 17 XXX   Item 18 ___





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                                 AUDITORS' REPORT

To the Shareholders,
Tri-Lateral Venture Corporation

We have audited the balance sheets of Tri-Lateral Venture Corporation as at December 31, 1999 and 1998 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the
responsibility of the company's management.   Our responsibility is to
express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles.


Vancouver, Canada                                             "AMISANO HANSON"
April 24, 2000                                           Chartered Accountants




















750 WEST PENDER STREET, SUITE 604, VANCOUVER, BC, CANADA  V6C 2T7
TELEPHONE: (604) 689-0188
FACSIMILE: (604) 689-9773
E-MAIL: amishan@istar.ca


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TERRY AMISANO LTD.                                              AMISANO HANSON
KEVIN HANSON, CA                                         CHARTERED ACCOUNTANTS



CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the initial Registration Statement of Tri-Lateral Venture Corporation on Form 20-F of our Auditors' Report, dated April 24, 2000 in connection with our audit of the financial statement of that Company as at December 31, 1999 and for the year ended December 31, 1999, which report is included in the Form 20-F.


Vancouver BC                                                  "AMISANO HANSON"
January 16, 2003                                         Chartered Accountants































750 WEST PENDER STREET, SUITE 604, VANCOUVER CANADA   V6C 2T7
TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
V6C 2T7 E-MAIL: amishan@telus.net



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                               SIGNATURE PAGE





Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Tri-Lateral Venture Corporation - SEC File #0-50112
Registrant






Dated: January 16, 2003    By /s/ Gregory Burnett
                              Gregory Burnett, President/Director








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